EXHIBIT 99.5

Mogo Announces Strong Second Quarter 2020
Financial Results

Company reports Q2 2020 Revenue of $10.6 million with approximately 43% from Subscription & Services

Q2 2020 Adjusted EBITDA1 of $5.2 million, up from $0.5 million in Q1 2020

Company generates net cash from operating & investing activities of $7.3 million, up from
$(4.3) million2 in Q1 2020

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 11, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the second quarter ended June 30, 2020.

“We delivered strong second-quarter profitability, which speaks to the impact of the changes we made to mitigate the effects of COVID-19, but most importantly really highlights the underlying strength of our business model,” said David Feller, Mogo’s Founder and CEO. “We are continuing to focus on enhancing our value proposition and building Mogo into a powerful finance app that can help consumers take their finances to the next level. With the recent launch of our new spending account that includes the Mogo Visa* Platinum Prepaid Card a prepaid Visa, we become the first company in Canada to offer Canadians a simple and free way to not only control their spending and avoid debt, but also do their part to help solve climate change by offsetting CO2 as they spend.  There is an accelerating trend toward sustainable living and MogoSpend fits right into this trend. It’s also a high-engagement product that creates a new revenue stream and we believe will also help attract a whole new segment of customers. In addition, we have seen early traction with our new referral model, with two partners already signed on.”

Greg Feller, President and CFO, added: “Q2 2020 was a milestone quarter for the Company as it allowed us to demonstrate the multiple levers we have in our business model as well as showcasing the underlying profitability of our financial model. Specifically, we were able to quickly respond to the COVID-19 crisis by immediately reducing our growth related expenses and pausing loan originations which resulted in us generating $7.3 million in  positive cash flow from operations net of investing  during the quarter as well as record gross margins and Adjusted EBITDA margins of 91% and 49% respectively. In addition, with the recent launch of MogoSpend and the expansion of our referral model, we have an increasing number of ways to monetize our member base over time as these products and partnerships scale.”

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Q2 2020 Business Highlights

•	Members increased 20% year over year to 1,040,000 at quarter end, placing Mogo among the largest fintech companies in Canada by total members.

•	Following the successful beta launch of the carbon offset program for MogoSpend, began full rollout in July 2020. This is the only card in Canada designed to help Canadians achieve Zero Debt and a Zero Carbon footprint.

•	In May 2020, amended certain terms of our 10% convertible senior secured debentures previously set to mature on May 31, 2020. The amendments include, among other things, extending the maturity date of the convertible debentures to May 31, 2022.

•	Subsequent to quarter end, established two new referral agreements, for a high interest savings product and prime loans. Mogo will receive a fee for every qualified account referred to its partners.

Q2 2020 Financial Highlights

•	Core revenue[3] was $10.6 million, above our previously released guidance of $10.3 million to $10.5 million and a 6% decrease compared to the same period in 2019. Revenue was $10.6 million, compared with $14.9 million in the same period last year.

•	Adjusted EBITDA[1] was $5.2 million (49% margin), above our previously released guidance of $4.5 million to $5.0 million, representing a 855% increase from $0.5 million in Q1 2020 and a 227% increase compared to $1.6 million (11% margin) in the second quarter of 2019. This increase is primarily attributable to record gross margin based on strong loan performance as well as a significant reduction in growth related operating expenses.

•	Net cash provided by (used in) operating and investing activities of $7.3 million, which was an $11.6 million improvement from ($4.3) million[2] in Q1 2020.

•	First positive income from operations in company history of $1.9 million, versus a loss of ($1.6) million in Q2 2019.

•	Adjusted cash net income (loss)[1] was $2.6 million for Q2 2020, compared to a loss of ($4.7) million in Q2 2019. The $7.3 million improvement is driven primarily by the reduction in operating expenses, as well as reduced cash interest expense.

•	Net income (loss) of ($1.6) million in Q2 2020, compared with $6.4 million in Q2 2019 which included a $13.3 million one-time gain from the Difference Capital business combination in the prior quarter.

•	At June 30, 2020, the Company had $25.3 million in combined cash and investment portfolio ($7.5 million of cash and $17.8 million investment portfolio).

•	Amounts outstanding on credit facilities decreased to $39.2 million, from $76.5 million at year end 2019.

1 For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2020.

2 Excludes $31.6 million of proceeds from sale of the Liquid loan book in Q1 2020.

3 In light of the sale of the majority of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with the new definition. Refer to “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2020 for a reconciliation of core revenue to amounts reported in previous periods.

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COVID-19 Response

In light of the uncertain economic environment, Mogo has undertaken a number of initiatives to support our customers, reduce expenses and more efficiently manage our capital resources. Specific actions and results include:

•	To date, we have provided approximately 6% of our loan customers with some form of relief, including reduced interest and deferred payments, with only about 1% of customers still on relief at quarter end. The number of customers requiring relief options has reduced significantly in June 2020 compared to March and April 2020.

•	In the second quarter of 2020, we experienced a decrease in the rate of customer default relative to historical levels, which has continued into the third quarter to date.

•	In March 2020, we temporarily paused new on-balance sheet loan offers, instead focusing on servicing our existing members and loan customers, and directed a certain portion of the reduced loan demand to our lending partner.

•	In Q2 2020 and to date in Q3 2020, we have taken a slow and measured approach to restarting new loan originations. New loan originations in the second quarter were minimal, consisting primarily of moderate increases in loan balances to existing customers in good standing, and loans to past customers who had previously paid in full.

•	We saw higher-than-normal early loan repayments in the second quarter and loan repayments remain slightly higher than historical average.

Financial Outlook

In Q2 2020, we reported net cash provided by (used in) operating and investing activities of $7.3 million, which exceeded our guidance range of $5.0 million to $6.0 million previously issued in our Q1 2020 MD&A, and the revised guidance range of $6.5 million to $7.0 million issued in our press release dated July 15, 2020, primarily due to better than expected loan repayment and default collections performance, and higher than expected operating cash expense savings. In Q3 2020, we expect to continue generating positive cash provided by operating and investing activities.

Additional Updates

The Company also announced that it has agreed to issue freely tradeable shares to a third-party creditor of the Company (the “Creditor”) on account of $385,000 owing in connection with services previously provided by the Creditor. The issue price will be determined with reference to the volume-weighted average price of the common shares of the Company on the Toronto Stock Exchange (the “TSX”) during the ten trading day period ending on August 26, 2020. Issuance of the common shares is subject to approval of the TSX.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2020 financial results at 5:00 p.m. EDT on August 11, 2020. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

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Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding revenue from bitcoin mining and revenue related to Liquid loans), adjusted EBITDA, and adjusted cash net income (loss), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Period Ended June 30, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding Mogo’s response to COVID-19, the reduction of its expenses, its path to cash flow positive, the resumption of on-balance lending, the expansion of lending partnerships and the introduction of new referral models. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise

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About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and make a positive impact on the planet. Users can sign up for Mogo in only three minutes and get instant access to an ecosystem of free financial products and content to help them live a more sustainable lifestyle. Mogo is the only app in Canada to offer free credit score monitoring, identity fraud protection, bitcoin trading, loans and a digital spending account that comes with a prepaid Mogo Visa* Platinum Prepaid Card that not only helps members control their spending but also helps fight climate change by automatically offsetting CO2 as you spend. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one app. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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